November 25, 2022	Mayer Brown LLP 1221 Avenue of the Americas New York, New York 10020-1001 Tel +1 212 506 2500 Fax +1 212 262 1910 www.mayerbrown.com

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Kibum Park Mr. Jeffrey Gabor U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re: Sagaliam Acquisition Corp. Preliminary Proxy Statement on Schedule 14A Filed November 17, 2022 File No. 001-41182

Dear Messrs. Park and Gabor

This letter is being furnished on behalf of Sagaliam Acquisition Corp. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter, dated November 23, 2022, to Barry Kostiner, Chairman and Chief Executive Officer of the Company. The text of the Staff’s comments has been included in this letter below in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. We have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment. In addition, on behalf of the Company, we are hereby filing Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) with the Commission, and have addressed your comment on pages therein as indicated in our response below.

Preliminary Proxy Statement on Schedule 14A

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

We have included disclosure on pages [x] and [y] of the Preliminary Proxy Statement to address this comment specifically.

* * *

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including

Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)

and Tauil & Chequer Advogados (a Brazilian partnership).

U.S. Securities and Exchange Commission

November 25, 2022

If you have any questions regarding the foregoing, feel free to contact Thomas Kollar at +852 2843 4260 or thomas.kollar@mayerbrown.com. Thank you for your assistance.

Sincerely,

/s/ Thomas Kollar

Thomas Kollar

Mayer Brown LLP

cc:	Barry Kostiner, Chief Executive Officer
Sagaliam Acquisition Corp.